Roman DBDR Tech Acquisition Corp.

345 Lorton Avenue, Suite 400

Burlingame, California 94010

VIA EDGAR

October 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Roman DBDR Tech Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 19, 2020

File No. 333-249330

Dear Mr. Dougherty:

Roman DBDR Tech Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 22, 2020, regarding Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on October 19, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4, page 15

1.	You disclose at page 52 of your registration statement that your exclusive forum provision of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, your exclusive forum provision in the warrant agreement is silent in this regard. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company respectfully advises the Staff that it has revised the warrant agreement (Exhibit 4.4) in response to the Staff’s comment.

* * *

Mr. Kevin Dougherty

October 23, 2020

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Joshua Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely, /s/ Donald G. Basile Donald G. Basile Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Kirkland & Ellis LLP